Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of STERIS plc, a public limited company organized under the laws of Ireland, pertaining to the STERIS Corporation 401(k) Plan of our reports dated May 30, 2018, with respect to the consolidated financial statements and financial statement schedule of STERIS plc, a public limited company organized under the laws of England and Wales (“STERIS UK”), and the effectiveness of internal control over financial reporting of STERIS UK (excluding the internal control over financial reporting of entities that were acquired during fiscal 2018) included in its Annual Report (Form 10-K) for the year ended March 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 27, 2019